July 5, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

    Attention: Mr. Jay Ingram

Re:	Tronox Limited
Registration Statement on Form S-1
Filed June 1, 2012 and amended on June 18, 2012
File No. 333-181842

Dear Mr. Ingram,

This letter is being furnished by Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2012 to Michael Foster, General Counsel of Tronox Incorporated, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-181842) (the “Form S-1”) that was filed with the Commission on June 1, 2012, as subsequently amended on June 18, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Registrants are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Form S-1. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 2, all of which have been marked to show changes from the filing of Amendment No. 1 to the Form S-1.

United States Securities and Exchange Commission

Division of Corporation Finance

General

1.	Staff’s comment: Please note that the following comments address the transaction covered by and the disclosure contained in the amended registration statement filed on June 18, 2012.

Response: The Company notes the Staff’s review is limited to the amended registration statement filed on June 18, 2012.

2.	Staff’s comment: Given that the issuance of the Class A ordinary shares underlying the warrants appears to have been covered in the Form S-4 (File No. 333-178835), please explain supplementally why you have filed the current registration statement. Also, to the extent you concur that the Form S-4 covered the transaction registered on this Form S-1, please tell us whether you intend to file a post effective amendment to the Form S-4 to deregister the 841,302 Class A ordinary shares covered by that registration statement.

Response: The Company notes that the Registration Statement on Form S-4 (File No. 333-178835) (the “Form S-4”) registered any Class A ordinary shares (the “Class A Shares”) which were issued on June 15, 2012 upon completion of the Transaction. The Form S-4 included such number of Class A Shares which would have been issued if all warrants were exercised for Tronox Incorporated common stock prior to completion of the Transaction because the Company could not predict whether holders of warrants would exercise their warrants between May 4, 2012, the date the Form S-4 was declared effective by the Staff, and the completion of the Transaction on June 15, 2012,. After completion of the Transaction, as of June 15, 2012, there were 841,302 warrants outstanding, each of which is exercisable for one Class A Share and an amount in cash equal to $12.50. The Form S-1 is intended to register the Class A Shares underlying the warrants which remain outstanding following completion of the Transaction, pursuant to Rule 415(1)(a)(iv) under the Securities Act of 1933, as amended (the “Securities Act”). Further, since the Form S-4 included 841,302 Class A Shares which were not issued on June 15, 2012 because warrants were not exercised prior to completion of the Transaction, the Company intends to file a post-effective amendment to the Form S-4 to deregister such Class A Shares.

3.	Staff’s comment: We note the press release dated June 15, 2012, available at www.tronox.com, announcing the closing of the merger transaction with Exxaro. Please revise the relevant sections of the registration statement to reflect the closing of the merger transaction. In this regard, we note that you continue to include information that is subject to change since it is dependent upon consummation of the merger. For example, refer to disclosure on pages 13, 46, 176, and 228.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Form S-1, as appropriate, to reflect the completion of the Transaction.

4.	Staff’s comment: Please revise the “Management” and “Security Ownership of Certain Beneficial Owners and Management” sections of the prospectus to provide disclosure on behalf of the Tronox Limited and not Tronox Incorporated.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, the Company has revised the sections entitled “Management” and “Security Ownership of Certain Beneficial Owners and Management” to provide disclosure on behalf of Tronox Limited.

Calculation of Registration Fee Table

5.	Staff’s comment: Please revise footnote (1) to characterize the Class A ordinary shares subject to registration as being issuable upon the “exercise” and not upon “exchange of warrants.” Please also remove references to “shares of common stock.”

Response: In response to the Staff’s comment, the Company has revised the footnotes to the Calculation of Registration Fee Table.

Prospectus Cover Page

6.	Staff’s comment: Please revise the prospectus cover page to appropriately and concisely reflect the nature of the offering. Please ensure to briefly disclose the material terms of the New Warrant Agreement and discuss the nature of the warrant holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Prospectus Cover Page.

The Warrants and the Offering, page 13

7.	Staff’s comment: Please expand your disclosure on page 13 to state that at the time of the Tronox Incorporated reorganization under Chapter 11 of the Bankruptcy Code, the issuance of the warrants was exempt from the registration in reliance upon Section 1145 of the Bankruptcy Code. In addition, please provide a brief summary of the provisions of the merger agreement relating to the treatment of the outstanding warrants of Tronox Incorporated in the merger and whether the New Warrant Agreement is reflective of the relevant provisions of the merger agreement. Since you are now registering less than 1,050,097 Class A ordinary shares underlying the warrants (refer to the original Form S-1 submission), please clarify whether some of the warrants were exercised in connection with the closing of the merger transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Form S-1. In addition, the Company notes that the treatment of outstanding warrants is primarily governed by the Old Warrant Agreement, which was amended and restated in connection with the Transaction to cause Tronox Limited to assume the obligations. Further, pursuant to Section 3.10 of the Transaction Agreement, each Warrant outstanding prior to the Transaction is required to be adjusted so that the holder receives the equivalent of Merger Consideration upon exercise.

The original Form S-1 submission was filed prior to the completion of the Transaction and was filed with respect to the total number of Warrants outstanding as of April 30, 2012. Any Warrants exercised on or prior to June 14, 2012 received Tronox Incorporated

United States Securities and Exchange Commission

Division of Corporation Finance

Common stock at such time. Upon completion of the Transaction, any Class A Shares issued in exchange for Tronox Incorporated common stock were registered pursuant to the Form S-4. As of June 15, 2012, immediately following completion of the Transaction, there are 841,302 Warrants outstanding, which was reduced by the number of Warrants which were exercised prior to the close of the Transaction. The Form S-1 is being filed to register the full number of Warrants which were outstanding immediately following the completion of the Transaction. In addition, the Company notes that it expects to file a post-effective amendment to the Form S-4 to deregister the 841,302 Class A Shares that were not issued in connection with the completion of the Transaction.

Description of Capital Stock, page 228

8.	Staff’s comment: Please include Item 202 of Regulation S-K disclosure describing the warrant terms, how they may be exercised, and provide a summary of the material provisions of the New Warrant Agreement. Please either file or incorporate by reference the amended and restated warrant agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 227 of the Form S-1 to describe the warrant terms, how they may be exercised, and provide a summary of the material provisions of the New Warrant Agreement. In addition, the Company has incorporated by reference the New Warrant Agreement from Exhibit 10.6 to the Current Report on Form 8-K filed by Tronox Limited on June 20, 2012.

Plan of Distribution, page 239

9.	Staff’s comment: Please note that the Plan of Distribution disclosure should address the distribution of Class A ordinary shares following the exercise of the warrants, and not the resale of these Class A ordinary shares. In this regard, we also note that the disclosure does not address the requirements of paragraph (c)(3) and (d) of Item 508 of Regulation S-K. Please advise or revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 238 of the Form S-1.

Exhibit 3.1 Form of Constitution of Tronox Limited

10.	Staff’s comment: Please file the constitution of Tronox Limited in its final form.

Response: In response to the Staff’s comment, Company has incorporated by reference the Constitution of Tronox Limited, in its final form, from Exhibit 3.1 to the Current Report on Form 8-K filed by Tronox Limited on June 20, 2012.

Exhibit 5.1 Opinion of Ashurst Australia

11.	Staff’s comment: Please have counsel revise its opinion to reflect the correct number of shares covered by the registration statement. In addition, the first paragraph of the legal

United States Securities and Exchange Commission

Division of Corporation Finance

opinion should state that the registration statement is covering the Class A ordinary shares issuable pursuant to the exercise of the company’s outstanding warrants.

Response: In response to the Staff’s comment, Ashurst Australia has revised its opinion and the Company has filed the revised opinion as Exhibit 5.1 to the Form S-1.

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Form S-1 acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (405) 775-5171 or the Company’s outside counsel, Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Michael Foster
Michael Foster

Cc:	Daniel E. Wolf, Esq.
Christian O. Nagler, Esq.
Claire Sheng, Esq.